Exhibit (a)(2)

FORM OF INTRODUCTORY LETTER/LETTER OF TRANSMITTAL

[World Wrestling Entertainment, Inc. Letterhead]

December 16, 2003

Dear ______:

     This letter is to notify you that World Wrestling Entertainment, Inc. (the “Company”) is conducting a stock option exchange program. This is a voluntary program for certain active employees and independent contractors who were granted options under the Company’s 1999 Long-Term Incentive Plan at an exercise price equal to or greater than $17.00 per share (“eligible options”). You may elect to exchange all of your eligible options for a restricted stock unit award, with such exchange to be at the ratio of one restricted stock unit for every six options exchanged. Each restricted stock unit represents the right to receive one share of our Class A Common stock, and all accrued dividends, subject to certain vesting requirements described in the accompanying offering materials. If you hold fewer than 25,000 eligible options, you may instead elect to receive a discounted cash payment as also described in the accompanying offering materials.

     Attached to this letter as Exhibit A is a Letter of Transmittal that you must return to us in order to participate in the exchange program.

     The accompanying documents describe this stock option exchange program in detail, including possible benefits and risks of this program. Please take the time to review the documents and instructions enclosed with this letter and consider your decision carefully.

     We are conducting this offer to provide you with an alternative means of realizing value from your existing equity awards. We make no recommendations as to whether you should participate in the option exchange program, and we recommend that you consult with your own advisors regarding your decision.

     If you decide to participate in the program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 P.M., EASTERN STANDARD TIME, ON JANUARY 15, 2004 (or, if we extend the offer period, such a later date as we specify).

     Questions about this offer may be emailed to stockoptions@wwecorp.com, or you may call Nicole Zussman at (203)353-5016 or Melinda Hightower at (203)406-3602. The Company

will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources Department or otherwise.

Sincerely,

Linda E. McMahon
Chief Executive Officer

Enclosures

Exhibit A

WORLD WRESTLING ENTERTAINMENT, INC.
(the “Company”)
LETTER OF TRANSMITTAL

To World Wrestling Entertainment, Inc.:

I am a participant in the Company’s 1999 Long-Term Incentive Plan and am currently employed by, or an independent contractor of, the Company. I have received from the Company the offering materials filed with the Securities and Exchange Commission on Schedule TO on December 16, 2003 describing the offer to exchange certain stock options for a restricted stock unit award or, in certain instances, a discounted cash payment (the “offering materials”), and I am eligible to participate in the offer. I have reviewed the list of my eligible options and related information that the Company has set forth on Schedule A to this Letter of Transmittal, and understand that, by participating in the exchange offer, I agree to exchange all of these eligible options.

In return for my eligible options, I understand that the Company will grant me either (i) a Restricted Stock Unit Award pursuant to which, as described further in the offering materials, I will receive restricted stock units, each representing the right to receive one share of Class A common stock, and accrued dividends thereon, and each being subject to the vesting and forfeiture provisions set forth in the offering materials, or (ii) if I am eligible, as indicated in Schedule A, a discounted cash payment calculated as set forth in the offering materials. Where applicable, I have indicated my binding choice between (i) or (ii) as indicated below. I understand that, where appropriate, the number of Restricted Stock Units will be rounded up or down to the nearest whole number, and that no fractional Restricted Stock Units will be awarded to me.

For purposes of participating in the exchange offer, I hereby give up my entire ownership interest in all of my eligible options, and understand that such options will become null and void as of the date that the offer expires. I also understand that, as further described in the offering materials, using the Black-Scholes method of valuing options, the options I am exchanging have a greater value than the Restricted Stock Units or cash, as the case may be, I will be receiving in exchange for such options. The actual future value to me of the options and Restricted Stock Units will depend on several variables which are not currently knowable including future stock prices and my ability to meet vesting requirements. I further understand that, as described in the offering materials, the cash payment is believed to have a lower value than the Restricted Stock Units but is not subject to the vesting requirements applicable to the Restricted Stock Units. For the foregoing reasons, among others, I recognize that the Company is not making a recommendation concerning (x) whether or not I should participate in the program by exchanging my options; or (y) if I participate in the exchange and am eligible to elect cash, whether I should choose cash or Restricted Stock Units.

     I acknowledge that, subject to certain exceptions described in the offering materials, I will be unable to revoke the election described in this Letter of Transmittal after the exchange offer expires, which is currently scheduled to occur at 11:59 P.M., Eastern Standard Time, on January 15, 2004.

     I hereby elect to participate in the exchange offer dated December 16, 2003 with respect to all of my eligible options.

Signature of Holder

Print Name:

Home Telephone:

Date:

Address:

Important! If this box is checked ☐, I have fewer than 25,000 options with an exercise price equal to or greater than $17.00 per share and am entitled to take, in lieu of Restricted Stock Units, a cash payment described in the offering materials. In such case, I choose to take:

Mark one:
☐ the cash payment; or
☐ the Restricted Stock Units

Schedule A
World Wrestling Entertainment, Inc.
Restricted Stock Exchange Offer

Eligible for
Name			Eligible	Corresponding	Cash
Last, First	Grant Date	Option Price	Options Held	RSUs	Payment?

Granted
-_____ Exercised
Outstanding